EXHIBIT 99.3

SUPPLEMENT NO. 1 TO 2022 MANAGEMENT INFORMATION

CIRCULAR OF FLORA GROWTH CORPORATION

EXPLANATORY NOTE

On June 6, 2022, Flora Growth Corp. (the “Company”) distributed its 2022 Management Information Circular (the “Meeting Circular”) and certain other related materials to its shareholders of record as of May 31, 2022 (the “Record Date”) in connection with its 2022 Annual and Special Meeting of Shareholders (the “Meeting”) to be held on July 5, 2022.

The Meeting Circular did not explicitly disclose the quorum required to validly hold the Meeting. As a result, this Supplement No. 1 (the “Supplement”) to the Meeting Circular provides additional detail with the required quorum for the Meeting as well as the underlying bylaws of the Company that govern the quorum applicable to the Meeting.

QUORUM FOR MEETING

As a result of the approval of Bylaw No. 2 (as discussed below), the requisite quorum to validly hold the Meeting shall be at least 7,694,259 shares, which constitute the holders of 10% of the shares of the Company as of the Record Date entitled to vote at the meeting being present in person or represented by proxy.

Bylaw Amendments

As previously disclosed, in March 2022, the Board of Directors (the “Board”) of the Company approved amended bylaws (“Bylaw No. 1-A”) which, among other things, increased the minimum quorum requirement for a shareholder meeting from the holders of 10% to 35% of the shares entitled to vote at the meeting being present in person or represented by proxy. Approval of Bylaw No. 1-A will be considered by the shareholders of the Company at the Meeting.

On June 30, 2022, the Board approved a new bylaw (“Bylaw No. 2”) which amended By-Law No. 1-A to the effect that the minimum quorum requirement for a shareholder meeting reverted to 10%. Other than this change, Bylaw No. 2 made no changes to Bylaw No. 1-A. Under applicable Canadian law, bylaws approved by the Board are effective upon approval and are required to be approved by the Company’s shareholders at its subsequent meeting of shareholders to remain in effect. If no shareholder approval is obtained, the new bylaws automatically cease to be effective with the result that the preceding bylaws continue to govern.  As a result, Bylaw No. 1-A, as amended by Bylaw No. 2, are currently the effective bylaws of the Company and the quorum required for the Meeting is the holders of 10% of the shares of the Company entitled to vote at the meeting being present in person or represented by proxy, as described above.

The Company plans to seek approval of Bylaw No. 1-A, and not Bylaw No. 2. As a result, assuming that the proposal to approve Bylaw No. 1-A is approved, Bylaw No. 1-A will be the Company’s governing bylaws subsequent to the Meeting and the minimum quorum requirement for future shareholder meetings shall be 35% of the shares of the Company entitled to vote at the meeting being present in person or represented by proxy.